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RESIDENT PARTNERS
Lee Edwards
Ling Huang
Alan D. Seem
Admitted in New York

Via Facsimile

December 15, 2011

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Megan Akst

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SINA Corporation
Form 20-F for the fiscal year ended December 31, 2010
Filed May 31, 2011
File No. 000-30698

Dear Ms. Collins and Ms. Akst:

Reference is made to the letter received from the staff of the Securities and Exchange Commission dated December 1, 2011 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 of SINA Corporation (the “Company”).

In order to fully prepare the answers to the issues raised in your letter, we respectfully request on behalf of the Company an extension of the deadline to December 30, 2011 to respond to your letter.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-10-5922-8002.

Sincerely,

/s/ Alan D. Seem
Alan D. Seem

cc:	Charles Chao, SINA Corporation
Herman Yu, SINA Corporation

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